SMIC and Qualcomm Collaborate on 28nm Wafer Production in China

SHANGHAI, July 3, 2014 /PRNewswire/ — Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) and Qualcomm Incorporated (NASDAQ: QCOM), have announced that SMIC and Qualcomm Technologies, Inc., a subsidiary of Qualcomm Incorporated, are working together in connection with 28nm process technology and wafer manufacturing services in China to manufacture Qualcomm® Snapdragon™ processors. Qualcomm Technologies’ Snapdragon processors are purpose built for mobile devices. SMIC is one of China’s largest and most advanced semiconductor foundries, and Qualcomm Technologies is one of the world’s largest fabless semiconductor vendors and a world leader in 3G, 4G and next-generation wireless technologies. This collaboration will help accelerate SMIC’s 28nm process maturity and capacity, and will also make SMIC one of the first semiconductor foundries in China to offer production locally for some of Qualcomm Technologies’ latest Snapdragon processors on 28nm node, both PolySiON (PS) and high-K dielectrics metal gate (HKMG).

Previously, SMIC has supported Qualcomm Technologies on power management, wireless and connectivity related IC products at various process nodes. With this new collaboration involving 28nm technology and wafer manufacturing services, SMIC is further strengthening its strategic relationship with Qualcomm Technologies. SMIC will work with Qualcomm Technologies in bringing new 28nm design-ins and products for the growing mobile communication industry. Going forward, SMIC will also extend its technology offerings on 3DIC and RF front-end wafer manufacturing in support of Qualcomm Technologies as its Snapdragon product portfolio continues to expand.

“We are delighted to enter this collaboration with Qualcomm Technologies since this marks a significant milestone on the readiness and competitiveness of SMIC’s 28nm process technologies,” said Dr. Tzu-Yin Chiu, chief executive officer and executive director, SMIC. “This step forward demonstrates SMIC’s capabilities and commitments on bringing up the needed advanced node technologies for addressing customers’ demands and product roadmaps. With Qualcomm Technologies’ support, we are confident that our 28nm technologies will become one of the most important growth drivers for the company. We expect that the 28nm product life cycle longevity will exceed previous nodes, which will help better position SMIC to service the needs of Qualcomm Technologies, as well as others.”

“SMIC is an important supplier to Qualcomm Technologies, and we are pleased to be working with SMIC, whose capabilities and technology offerings are growing to meet our demanding product needs,” said Murthy Renduchintala, executive vice president, Qualcomm Technologies, Inc., and co-president, QCT. “We look forward to working with SMIC on bringing up its 28nm production in China and executing on our regional supply chain strategy. With SMIC becoming a more important supplier in our global operations, this collaboration will help further our manufacturing footprint and services in China, one of the world’s largest mobile consumer opportunities.”

Qualcomm Contacts:
Jon Carvill, Corporate Communications
Phone: 1-858-658-1993
Email: corpcomm@qualcomm.com

Warren Kneeshaw, Investor Relations
Phone: 1-858-658-4813
Email: ir@qualcomm.com

SMIC Contacts:
Michael Cheung, English Media
Phone: +86-21-3861-0000 x16812
Email: Michael—Cheung@smics.com

Angela Miao, Chinese Media
Phone: +86-21-3861-0000 x10088
Email: Angela—Miao@smics.com

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About Qualcomm Incorporated
Qualcomm Incorporated (NASDAQ: QCOM) is a world leader in 3G, 4G and next-generation wireless technologies. Qualcomm Incorporated includes Qualcomm’s licensing business, QTL, and the vast majority of its patent portfolio. Qualcomm Technologies, Inc., a wholly-owned subsidiary of Qualcomm Incorporated, operates, along with its subsidiaries, substantially all of Qualcomm’s engineering, research and development functions, and substantially all of its products and services businesses, including its semiconductor business, QCT. For more than 25 years, Qualcomm ideas and inventions have driven the evolution of digital communications, linking people everywhere more closely to information, entertainment and each other. For more information, visit Qualcomm’s , OnQ blog, Twitter and Facebook pages.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai; a 300mm mega-fab in Beijing and a majority owned 300mm fab for advance nodes under development; a 200mm fab in Tianjin; and a 200mm fab project under development in Shenzhen. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. For more information, please visit www.smics.com.

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(Under the Private Securities Litigation Reform Act of 1995)

This document contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, financial stability in end markets and intensive intellectual property litigation in high tech industry.

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Qualcomm and Snapdragon are trademarks of Qualcomm Incorporated, registered in the United States and other countries. Qualcomm Snapdragon is a product of Qualcomm Technologies, Inc